UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 865492

As at June 23, 2008

GREAT BASIN GOLD LTD.
Ste. 1500 Royal Centre,
1055 West Georgia Street,
PO Box 11117
Vancouver, BC Canada
V6E 4N7
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Ferdi Dippenaar
President and CEO

Date: June 23, 2008

Print the name and title of the signing officer under his signature.

Ste. 1500 Royal Centre, 1055 West Georgia Street, PO Box 11117 Vancouver, BC Canada V6E 4N7 Toll Free 1 800 667∙2114 South Africa 27 (0) 11 301 1800 www.grtbasin.com

A NEW VEIN SYSTEM DISCOVERED ON GREAT BASIN GOLD'S HOLLISTER PROPERTY

 June 23, 2008, Vancouver, BC - Great Basin Gold Ltd. (TSX: GBG; AMEX: GBN; JSE: GBG), ("Great Basin" or the "Company"), announced today that surface exploration drilling has discovered a previously unrecognized vein system in the Hatter Graben area, located approximately two kilometers from the current decline infrastructure at its Hollister Development Project in Nevada, USA.

Drilling in the Hatter Graben is targeting shallow east-west trending resistivity anomalies. Eight holes have been completed on the newly discovered Hatter Graben vein system. Final assay results have been received for three of the holes and are pending on the remaining five holes (see attached table of assays).

The first hole, H8-264, drilled into this target intercepted a high-grade banded quartz vein with visible gold and a stockwork zone from 2059.0 ft - 2067.7 ft (627.6 m - 630.2 m). This vein has a composited grade of 5.5 ft (1.68 m) @ 0.54 oz/t (18.55 g/t) gold. Additionally, an upper breccia zone was encountered at 1570 ft - 1825 ft (478.5 m - 556.3 m) down the hole with an estimated true thickness of 180 ft. This zone contains gold bearing quartz stockwork/breccias, quartz veining, and sulfidically healed breccias with several high-grade intercepts.

Hole H8-265 targeted veins and breccias intersected in H8-264 but 150 ft (45.75 m) lower in elevation. Similar high-grade intercepts were encountered that correlate with H8-264. This hole was drilled 700 ft (213 m) deeper than H8-264 and encountered a second discrete high-grade vein containing visible gold and grading 1.6 ft (0.5 m) @ 1.36 oz/t (46.4 g/t) gold at 2583.0 - 2585.5 ft (787.3 m - 788.1 m) down the hole. Additionally, a 100 ft (30 m) zone of highly anomalous gold intercepts was encountered in the overlying volcanic rocks from 1019.0 ft (310.6 m) to 1121.7 ft (341.9 m).

Anomalous mineralization encountered in hole H7-233 represents disseminated gold mineralization in the volcanic rocks overlying Hollister's deeper sedimentary host rocks. This may represent a deeper vein structure channeling mineralizing fluids into the overlying volcanic strata at this location. This mineralized zone will be drilled deeper to test for the presence of bonanza veins in the sedimentary host rocks.

Drill results show the Hatter Graben veins exist in a robust and wide east-west trending structural zone and contain several sub paralleling bonanza-grade veins similar to the Gwenivere and Clementine vein systems that the Company is currently developing from underground. Three holes are currently being drilled to offset the vein system down-dip and step out along strike 400 ft (122 m) to the west and 1500 ft (457 m) to the east.

President and CEO of Great Basin, Ferdi Dippenaar, commented: "The discovery of the new vein system has exceeded our expectations as this could have a significant impact on the size of the Hollister Property resource. Our decision to embark on an extended exploration program is delivering the planned results. We have three rigs currently drilling on this discovery, focused on confirming the strike and extent of the vein system. Infill drilling is also planned to determine if this system is an extension of the Gwenivere and Clementine vein systems. With the additional drilling on the North/South structures, bounding the Gwenivere and Clementine vein systems also underway. We expect to have a holistic geological view of the Hollister Development Project area and immediate vicinity by the end of the year."

Johan Oelofse, Pr.Eng., FSAIMM, Chief Operating Officer of Great Basin Gold Ltd., and a qualified person, has reviewed and approved this news release.

Ferdi Dippenaar
President and CEO

For additional details on Great Basin Gold Ltd. and its gold properties, please visit the Company's website at www.grtbasin.com or contact Investor Services:

Tsholo Serunye in South Africa 27 (0)11 301 1800
Melanee Henderson in North America 1 800 667-2114
Barbara Cano at Breakstone Group in the USA (646) 452-2334

Samples collected from the Hollister Development Project are stored in a secure facility until picked up by Inspectorate America Corporation (Inspectorate) of Sparks, Nevada. Vein samples are analyzed by either metallic screen or standard fire assay procedures. For metallic screen analyses, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 500 g sub-sample using a rotary splitter, and then pulverizing the 500 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. Gold and silver determinations are by metallic screen analysis, with two 1 assay-ton (30 g) fire assays completed on the fine fraction; the coarse fraction is fire assayed in its entirety. For standard fire assay, vein sample preparation consists of drying and jaw-crushing the entire sample to 90% passing 10-mesh, taking a 300 g sub-sample using a Jones splitter, and then pulverizing the 300 g sub-sample to 90% passing 150-mesh using a large capacity ring and puck pulverizer. A 30 g charge is fire assayed. All metal determinations are by gravimetric finish. Vein samples analyzed by standard fire assay will be re-assayed using metallic screen procedures. Laboratory Quality Assurance/Quality Control (QA/QC) is monitored using coarse reject blanks and assay standards, duplicate fire assays, and Inspectorate's internal standards and blanks. Coarse blanks (barren rhyolite or landscape marble) and assay standards are inserted into the sample sequence as blind samples prior to submitting the samples to the laboratory. Inspectorate also inserts assay standards and blanks into the sample stream. QA/QC results are within acceptable limits.

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address possible future commercial production, reserve potential, exploration drilling results, development, feasibility or exploitation activities and events or developments that Great Basin Gold expects to occur are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continuity of mineralization, uncertainties related to the ability to obtain necessary permits, licenses and title and delays due to third party opposition, geopolitical uncertainty, changes in government policies regarding mining and natural resource exploration and exploitation, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 40-F filing with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.

Vein System	Drill Hole ID			Significant Intercepts
		Vein Intersection (ft)		Sample Interval (ft)		Drilled Thickness (ft)	Est. True Width (ft)	Analytical Results
		From	To	From	To			Au (opt)	Au (g/T)	Ag (opt)	Ag (g/T)
Hatter Graben	H8-264	1570.0	1571.0			1.0	0.7	0.179	6.12	1	34
		1580.2	1581.0			0.8	0.6	0.088	3.03	1.9	66
		1581.0	1585.6			4.6	3.3	0.013	0.44	<0.1	<5
		1585.6	1586.3			0.7	0.5	1.98	67.8	8.2	282
		1595.6	1596.4			0.8	0.6	2.22	76	6.5	223
		1610.0	1613.0			3.0	2.1	0.236	8.1	1.3	45.7
				1610.0	1610.9	0.9	0.6	0.391	13.4	2.3	78
				1610.9	1612.0	1.1	0.8	0.012	0.41	<0.1	<5
				1612.0	1613.0	1.0	0.7	0.343	11.8	1.7	59
		1645.7	1647.8			2.1	1.5	0.594	20.4	4.2	145
		1686.0	1686.6			0.6	0.4	0.017	0.57	<0.1	<5
		1709.5	1710.5			1.0	0.7	0.333	11.4	3	102
		1741.9	1742.4			0.5	0.4	0.006	0.21	<0.1	<5
		1748.6	1749.3			0.7	0.5	0.128	4.38	0.7	23
		1780.5	1784.2			3.7	2.6	0.214	7.34	1.7	78.1
				1780.5	1781.3	0.8	0.6	0.12	4.1	0.6	21
				1781.3	1783.5	2.2	1.6	0.032	1.09	0.2	7
				1783.5	1784.2	0.7	0.5	0.895	30.7	7.6	261
		2059.7	2067.5			7.8	5.5	0.54	18.55	3.9	115.8
				2059.7	2061.0	1.3	0.9	0.073	2.51	10.7	366
				2061.0	2062.4	1.4	1.0	0.095	3.25	2.1	71
				2062.4	2063.8	1.4	1.0	1.47	50.5	5.4	184
				2063.8	2066.8	3.0	2.1	0.008	0.28	<0.1	<5
				2066.8	2067.5	0.7	0.5	2.72	93.3	8.2	282
Hatter Graben	H8-265	1019.0	1020.0			1.0	0.6	0.313	10.72	0.005	0.2
		1020.0	1021.7			1.7	1.0	0.043	1.47	0.00	0.1
		1021.7	1028.5			6.8	4.4	0.116	3.96	0.00	0.1
		1077.7	1082.0			4.3	2.8	0.104	3.575	0.00	<0.1
		1102.1	1109.0			6.9	4.4	0.116	3.96	0.00	0.1
		1109.0	1110.7			1.7	0.8	0.014	0.048	0.00	0.1
		1110.7	1121.7			11.0	7.1	0.155	5.33	0.00	0.1
		1139.0	1144.3			5.3	3.4	0.128	4.402	0.01	0.4
		1459.0	1464.0			5.0	3.2	0.112	3.85	0.15	5.0
		1472.6	1475.5			2.9	1.9	0.54	18.5	3.59	123.0
		1484.2	1486.4			2.2	1.4	0.657	22.52	3.68	126.0
		1537.8	1539.0			1.2	0.8	0.111	3.8	0.30	10.2
		1563.9	1565.0			1.1	0.7	0.101	3.457	0.12	4.0
		1663.5	1666.8			3.3	2.1	1.28	44.0	6.2	211.0
		1687.0	1689.0			2.0	1.3	1.125	38.5	7.0	241.0
		1769.4	1770.4			1.0	0.6	0.352	12.05	3.3	113.0
		1771.5	1772.6			1.1	0.7	0.105	3.6	1.5	50.0
		1907.1	1907.9			0.8	0.5	0.155	5.31	<0.1	<5
		1948.2	1954.0			5.8	3.7	0.118	4.03	<0.1	<5
		2094.0	2095.0			1.0	0.6	0.155	5.32	1.3	46.0
		2160.2	2162.5			2.3	1.5	1.11	38.0	7.5	259.0
		2224.5	2225.4			0.9	0.6	0.291	9.97	1.7	57.0
		2334.5	2336.4			1.9	1.2	0.333	11.4	0.2	8.0
		2583.0	2585.5			2.5	1.6	1.355	46.4	5.5	188.0
Hatter Graben South	H7-233	1400.5	1402.5			2.0	1.4	0.111	3.8	0.335	11.5
		1755.8	1757.4			1.6	1.1	0.136	4.67	0.09	3.1
		1815.0	1826.0			11.0	7.8	0.154	5.28	0.70	24.1
				1815.0	1816.0	1.0	0.7	0.216	7.39	5.48	188
				1816.0	1826.0	10.0	7.1	0.148	5.07	0.22	7.7
		1888.3	1889.2			0.9	0.6	0.113	3.86	1.18	40.6
		2041.3	2042.6			1.3	0.9	0.132	4.51	0.60	20.6